UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           ESENJAY EXPLORATION, INC.
                               (Name of Issuer)

                     ------------------------------------


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                     ------------------------------------


                                   296426109
                                (CUSIP Number)

                     ------------------------------------



               ALEX M. CRANBERG                WITH COPIES TO:
             ASPECT RESOURCES LLC           CHARLES D. BYBEE, ESQ.
          511 16TH STREET, SUITE 300      DAVIS, GRAHAM & STUBBS LLP
            DENVER, COLORADO 80202       370 17TH STREET, SUITE 4700
               (303) 573-7011               DENVER, COLORADO 80202
                                                (303) 892-9400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     ------------------------------------


                              SEPTEMBER 15, 1999
            (Date of Event which Requires Filing of this Statement)

                     ------------------------------------



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. o

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 Pages

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  CUSIP No. 296426109              SCHEDULE 13D            Page 2 of 6 Pages
--------------------------------------------------------------------------------

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   1     NAME OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            ALEX M. CRANBERG
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

            00, PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    11,900
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   4,715,968
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   11,900
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     4,715,968
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,727,868
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            APPROXIMATELY 25.24%, BASED UPON 18,730,049 SHARES OF COMMON
            STOCK OUTSTANDING.
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Esenjay Exploration, Inc.                                    Page 3 of 6 Pages
SCHEDULE 13D/A-2                                               October 5, 1999


Item 1.   SECURITY AND ISSUER

      The equity securities to which this statement on Schedule 13D/A relates are the common stock, par value $.01 per share ("Common Stock"), of Esenjay Exploration, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at CCNB Center South, 500 Water Street, Suite 1100, Corpus Christi, Texas 78471.

Item 2.   IDENTITY AND BACKGROUND

      (a)   Alex M. Cranberg

      (b)   511 16th Street, Suite 300 Denver, Colorado 80202

      (c)   Principal Business Activity: Oil and gas exploration

  (d)-(e) During the last five years, Mr. Cranberg has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   United States


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Of the 4,715,968 shares of Common Stock beneficially owned by Mr.
Cranberg:

            (i) 4,203,106 shares were issued to Aspect Resources LLC ("Aspect") pursuant to an Acquisition Agreement and Plan of Exchange, dated as of January 19, 1998, among the Company, Aspect and Esenjay Petroleum Corporation (the "Acquisition Agreement"). The shares of Common Stock issued pursuant to the Acquisition Agreement were issued in exchange for Aspect's interests in oil and gas exploration projects.

            (ii) 18,750 shares are issuable to Aspect upon the exercise of warrants issued to Aspect in connection with certain financing transactions.

            (iii) 165,000 shares of Common Stock were purchased by Aspect on
                  July 21, 1998 in a public offering of Common Stock by the Company. The aggregate purchase price for such shares was $660,000. Aspect purchased such shares using its working capital.

Esenjay Exploration, Inc.                                    Page 4 of 6 Pages
SCHEDULE 13D/A-2                                               October 5, 1999


            (iv) 275,000 shares of Common Stock were purchased by Aspect on September 15, 1999 from Esenjay Petroleum Corporation. The aggregate purchase price for such shares was $550,000. Aspect purchased such shares using its working capital.

            (v) 54,112 shares are owned by Susan Morrice, Mr. Cranberg's spouse. Susan Morrice acquired such shares on September 23, 1999 pursuant to the merger of 3DX Technologies Inc. with and into the Company. Prior to such merger, Susan Morrice owned 175,867 shares of the common stock of 3DX Technologies, Inc.

      Mr. Cranberg purchased the remaining 11,900 shares of Common Stock in the open market. Mr. Cranberg purchased such shares using his personal funds.

Item 4.   PURPOSE OF TRANSACTION

      Aspect acquired its Common Stock in connection with the Acquisition Agreement and the transfer to the Company of interests in certain oil and gas exploration projects.

      Mr. Cranberg has no plans or proposals that would result in any of the events or outcomes listed in (a) through (j) of this Item 4. However, as a result of the consummation of the transactions contemplated by the Acquisition Agreement, the following events or results have occurred:

      (a)   Not Applicable.

      (b) The Company changed its state of incorporation from Oklahoma to Delaware through a merger of the Company into a wholly owned Delaware subsidiary.

      (c)   Not Applicable.

      (d)   The Company held a special meeting of its shareholders (the

            "Special Meeting") on May 14, 1998 at which seven directors were elected. Such directors were David W. Berry, Alex M. Cranberg, Michael E. Johnson, Charles J. Smith, Alex P. Campbell, William
            D. Dodge and Jack P. Randall. In addition, at the board of directors meeting following the Special Meeting, the board of directors filled a vacancy in the board with Hobart A. Smith.

      (e) At the Special Meeting, the shareholders approved a 1 for 6 reverse stock split. In addition, the Company called its outstanding 12% Cumulative Convertible Preferred Stock (the "Preferred Stock") for redemption. Such redemption applies to shareholders of record as of May 20, 1998.

      (f)   Not Applicable.

Esenjay Exploration, Inc.                                    Page 5 of 6 Pages
SCHEDULE 13D/A-2                                               October 5, 1999


      (g) In connection with the Company's reincorporation in the State of Delaware, the Company adopted a new Certificate of Incorporation and Bylaws, which have substantially the same terms as those that the Company had before the reincorporation.

      (h)   The Company has redeemed its Preferred Stock.

      (i)   Not Applicable.

      (j)   Not Applicable.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

      (a) Aspect beneficially owns an aggregate of 4,661,856 shares of Common Stock, representing approximately 24.89% of the issued and outstanding Common Stock. Such shares include 18,750 shares issuable upon the exercise of warrants.

      (b) Aspect is a limited liability company that is managed by Aspect Management Corporation ("Aspect Management"). Mr. Cranberg and his wife own all of the stock of Aspect Management and are the only directors of that corporation. Mr. Cranberg and other entities controlled by Mr. Cranberg own approximately ___% of Aspect. By reason of his ownership in Aspect Management and Aspect, Mr. Cranberg may be deemed to possess, indirectly, shared power to vote and dispose of the Common Stock held by Aspect. The filing of this Statement on Schedule 13D shall not, however, be construed as an admission that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than Aspect has beneficial ownership of the Common Stock.

      (c) On September 15, 1999, Aspect purchased 275,000 shares of Common Stock in a private transaction. In addition, on September 23, 1999, Susan Morrice acquired 54,112 shares of Common Stock in connection with the merger of 3DX Technologies Inc. with and into the Company and the resulting conversion of shares of common stock of 3DX Technologies Inc. into shares of Common Stock.

      (d) Aspect Management and Mr. Cranberg have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth in this Schedule 13D/A-2.

      (e)   Not Applicable.

Esenjay Exploration, Inc.                                    Page 6 of 6 Pages
SCHEDULE 13D/A-2                                               October 5, 1999


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with Aspect (among others). Subject to certain conditions, Aspect has three demand registration rights exercisable at any time after June 30, 1998. Aspect has utilized one of the three demand registration rights, and a Registration Statement on Form SB-2 has been filed and declared effective with respect to, among others, the resale of the 4,203,106 shares issued to Aspect in connection with the Acquisition Agreement and the 18,750 shares issuable to Aspect upon the exercise of outstanding warrants. In addition, the Registration Rights Agreement affords to Aspect the right to participate in registrations initiated by the Company or, under certain conditions, another party.

      The entity that sold Aspect 275,000 shares of Common Stock on September 15, 1999 has a right to repurchase such shares, which right expires on May 5, 2000 if not exercised on or before such date.

Item 7,   MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A -- Acquisition Agreement and Plan of Exchange dated as of January 19, 1998 between the Company, Aspect and Esenjay Petroleum Corporation (filed as an exhibit to Schedule 13D dated May 14, 1998)

            Exhibit B -- Registration Rights Agreement dated May 14, 1998 by and among the Company, Aspect and Esenjay Petroleum Corporation (filed as an exhibit to Schedule 13D dated May 14, 1998)



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 5, 1999             /S/ ALEX M. CRANBERG
                                    ------------------------------------------
                                    Alex M. Cranberg